Exhibit 16.1

Tel:	561-688-1600	1601 Forum Place, 9th Floor
Fax:	561-688-1848	Centurion Plaza
www.bdo.com		West Palm Beach, FL 33401

May 12, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on May 6, 2022, to be filed by BurgerFi International, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.